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DoorPort Encore

Ticket ID	647529
Name	John Ryan
Section	General Admission
Row/Seat	
Price	$19.50
Conv. Fee	$2.50
Print Date	8/12/2002 10:59:09 AM CDT

10th Annual Ag Kickoff
Pat Green & Friends
Wolf Pen Creek Amp.
College Station, TX
9/14/2002
7:00 PM

All sales are final. No exchanges or refunds.

DO NOT CUT!

This ticket is a revocable license. Any violation of law or any other inappropriate behavior by the user of this ticket during the event may result in revocation of the license and the user being removed from the venue with no refund of the purchase price or any associated charges. User of this ticket assumes all responsibility to all risk of bodily harm as well as damage to or loss of property while attending this event. WARNING: THIS TICKET IS FOR PURCHASE OR TRANSFER BY ELECTRONIC MEANS ONLY. PURCHASE OF THIS TICKET FROM OR SALE BY A THIRD PARTY IS NOT AUTHORIZED. TICKETS NOT PURCHASED ELECTRONICALLY CARRY A GREAT RISK OF BEING FRAUDULENT. VENUE OPERATOR RESERVES THE RIGHT TO REQUIRE PHOTO I.D. FOR ENTRY. ALL SALES ARE FINAL. NO EXCHANGES OR REFUNDS.

Gates Open at 7 PM

Presented by Miller Lite

Pat Green with Cross Canadian Ragweed & Honey Browne







Revenue Generating Ad Space







